UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

VOIP, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

928628 10 6

(CUSIP Number)

May 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928628 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YTMJ, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,812,626

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 7,812,626

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,626

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Malcom F. Jones

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,812,626

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 7,812,626

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,626

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer VOIP, Inc. (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices 12330 SW 53rd Street, Suite 712, Fort Lauderdale, Florida 33330

Item 2.
(a)

Name of Person Filing

This statement is being filed by YTMJ, LLC, a Delaware limited liability company (“YTMJ”) and Malcolm F. Jones (each a “Reporting Person” and  collectively the “Reporting Persons”).  Mr. Jones is the sole member and manager of YTMJ.

	(b)	Address of Principal Business Office or, if none, Residence The business address of each of the foregoing Reporting Persons is 5600 PGA Boulevard, Suite 204, Palm Beach Gardens, FL 33418.
	(c)	Citizenship United States.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 928628 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Ownership of YTMJ, LLC
	(a)	Amount beneficially owned: 7,812,626
	(b)	Percent of class: 18.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 7,812,626
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 7,812,626
		(iv)	Shared power to dispose or to direct the disposition of -0-

Ownership of Malcon F. Jones
(a)	Amount beneficially owned: 7,812,626
(b)	Percent of class: 18.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 7,812,626
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 7,812,626
	(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

(c)           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2005	YTMJ, LLC.

/s/ Malcom F. Jones
Signature
Malcom F. Jones / Manager
Name/Title

Date: June 14, 2005	MALCOM F. JONES

/s/ Malcom F. Jones
Signature
Malcom F. Jones
Name/Title

EXHIBITS

Exhibit A — Joint Filing Agreement